SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 MAY 13 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06 May 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


04030025

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released yesterday.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
MAY 17 2004
THOMSON
FINANCIAL

Encl.

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\K- SEC - Director Retirment - 5 May04.doc

Severn Trent Plc
5 May 2004

Severn Trent Plc today announced that Alan Perelman will be retiring from the role of Group Finance Director, effective 31 August 2004, and retiring from the company on 30th September, 2004. He will be replaced as Group Finance Director by Mark Wilson, currently Director of Finance and Regulation, Severn Trent Water, from 1st September, 2004.

The Group also announced that David Arculus would be standing down from the Board after more than six years as Chairman at the end of December 2004.

Mr Arculus said: *"I would like to thank Alan for his dedicated service to Severn Trent and wish him well in his retirement".*

"We are fortunate to have Mark Wilson as his replacement. His experience in Severn Trent Water, and the regulatory review process in particular, will be invaluable going forward".

"As for my own position, I believe it will be the right time for me to stand down at the end of the year. Before then the Board will have appointed my successor, and a successor to Robert Walker who retires as Group Chief Executive in February 2005, and the water regulatory review process should have been substantially completed".

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Footnote:

Mark Wilson, aged 46, joined Severn Trent Water as Director of Finance and Regulation in 1995. Previously he had worked for Arthur Andersen both in London and Hong Kong and International Leisure Group. Born in Ilford, Essex, he graduated from University College, Bangor. He became a member of the Institute of Chartered Accountants in 1983.

Ends